                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               AMENDMENT NO. 1 *

                               HAGLER BAILLY, INC.
                            -------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                      ----------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 405 183 104
                             --------------------
                                (CUSIP NUMBER)

                                Pascal Giraud
                                  CAP GEMINI
                              11, rue de Tilsitt
                             75017 PARIS, France
                            (011-33-1) 47 54 50 00
                         ---------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With a copy to:

                               Steven D. Guynn
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York 10022
                                (212) 326-3939


                                 May 11, 1999
                  -----------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.   405 183 104                13D      PAGE    2     OF    5      PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             CAP GEMINI S.A.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    FRANCE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         1,563,800
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                          -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        1,563,800
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                    -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,563,800
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                    CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  405 183 104                 13D      PAGE    3     OF    5     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 CAP GEMINI HOLDING, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ x ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                       UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                            470,975
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                             -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                           470,975
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                       -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       470,975
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       2.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                                       CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                      3
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CUSIP  NO.   405 183 104                                       Page 4 of 5 Pages



This Amendment No. 1 amends the information contained in the Statement on
Schedule 13D filed by Cap Gemini S.A., and Cap Gemini Holdings, Inc., on April 20, 1999, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

The information contained herein amends and supplements the information contained in Item 3 of this Statement on Schedule 13D.

         The amount of the funds used by CG to purchase HB shares on May 11, 1999, was $429,157.08, including brokerage commissions. These funds were provided from the Reporting Purchasers' working capital.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

Item 5 is amended by deleting sub-Items (a) and (b) and replacing them in their entirety with the following:

         (a) CG directly and beneficially owns 1,563,800 Shares, which represents 9.4% of the outstanding HB Shares. CG Holding directly and beneficially owns 470,975 HB Shares, which represents 2.9% of the outstanding HB Shares.

         (b) CG has the power to vote and dispose of such 1,563,800 HB Shares. CG Holding has the power to vote and dispose of such 470,975 HB Shares.





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CUSIP  NO. 405 183 104                                      Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1999


                                            CAP GEMINI




                                            /s/ Serge Kampf
                                            --------------------------
                                            Serge Kampf
                                            Chairman of the Directoire





                                            CAP GEMINI HOLDING, INC.




                                            /s/Geoff Unwin
                                            ------------------------------------
                                            Geoff Unwin
                                            Chairman and Chief Executive Officer




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